SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 191st Board of Directors’ Meeting” dated on May 10, 2011.

(São Paulo – Brazil; May 13, 2011) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 191st Board of Directors’ Meeting held on May 10, 2011:

1. DATE, TIME AND PLACE: On May 10, 2011, at 12:00 p.m. (Brasília time), at the Company’s headquarters located at Rua Martiniano de Carvalho, 851, in the city and state of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board; José Maria Alvarez-Pallete López, Vice-Chairman of the Board; and Fabiane Reschke, Secretary of the Meeting.

3. ATTENDANCE: These minutes were signed by the attending Board Members, representing a quorum pursuant to the Bylaws. Board members Miguel Angel Gutiérrez Méndez attended the meeting via conference call from Buenos Aires; Board members Francisco Javier de Paz, Guillermo José Fernández Vidal and José Manuel Fernandez Norniella attended via conference call from Madrid – Spain and Juan Carlos Ros Brugueras and Narcis Serra Serra, attended via conference call from Barcelona, Spain. Board members Antonio Viana Baptista, Fernando Abril-Martorell Hernandez and Iñaki Urdangarin were represented by Antonio Carlos Valente da Silva, through statements of vote.

4. AGENDA AND RESOLUTIONS: After the Committee of Appointments, Maturities and Corporate Governance spoke, the Board of Directors made the following resolutions:

4.1 – Resignation and Replacement of Executive Officers: The Board of Directors accepted the resignations presented by Mariano Sebastian De Beer from the position of General Fixed-Line Officer, and by Gustavo Fleichman from the position of General Secretary. They both were elected at the Board of Directors` Meeting held on May 19, 2010. The Board thanked Messrs. Mariano De Beer and Gustavo Fleichman for their contribution to the Company.

Due to the abovementioned resignations, the Board of Directors resolved to: (i) elect for the position of General Fixed-Line Officer, to replace Mr. Mariano Sebastian de Beer, Mr. Antonio Carlos Valente da Silva, Brazilian citizen, married, electric engineer, Identification document (CREA RJ) no. 31.547-D, inscribed in the roll of individual taxpayers (CPF/MF) under no. 371.560.557-04, resident and domiciled in the capital of the state of São Paulo, with commercial address at Rua Martiniano de Carvalho, 851, in the city and state of São Paulo. He will hold the position as a substitute and together with his position of Company's President; (ii) elect for the position of General Secretary, to replace Mr. Gustavo Fleichman, Mr. Breno Rodrigo Pacheco de Oliveira, Brazilian citizen, married, lawyer, Brazilian Bar Association ID (OAB/RS) under no. 45.479 and inscribed in the roll of individual taxpayers (CPF/MF) under no. 711.936.930-04, resident and domiciled in the capital of the state of Rio de Janeiro, with commercial address at Av. Ayrton Senna, 2200, 2º andar, Barra da Tijuca, Rio de Janeiro; both are herein elected to complete the current term of office ending at the first Board of Directors meeting to be held after the 2013 Annual General Meeting.

4.2. Proposal for the Amendment of the Bylaws: The Board of Directors approved the proposal to amend the Bylaws, which will be submitted to the Extraordinary General Meeting, as follows:

4.2.1 - Composition of the Board of Executive Officers: The following proposal to change the composition of the Company’s Board of Executive Officers was approved:

(i) Set forth that the Board of Executive Officers shall be made up of, at least, five (5) members;

(ii) Change the name of the position of President to Chief Executive Officer (CEO);

(iii) Change the name of the position of Chief Financial and Investor Relations Officer to Chief Financial Officer;

(iv) Create the position of General and Executive Officer;

(v) Create the position of Investor Relations and Controllership Officer;

(iv) Create the position of General Secretary and Legal Officer;

(vii) Extinguish the position of the General Fixed-Line Officer.

In view of the change in the Board of Executive Officers’ composition, the proposal to amend the wording of the caput of article 20 of the Company’s Bylaws was approved, as follows: “Article 20 –The Board of Executive Officers shall be made up of at least five (5) and at most fifteen (15) members, whether shareholders or not, resident in Brazil, which shall be elected by the Board of Directors as follows: (a) Chief Executive Officer; (b) General and Executive Officer; (c) Chief Financial Officer (d) Investor Relations and Controllership Officer; (e) General Secretary and Legal Officer; (f) other Officers without portfolio

4.2.4 – Amend article 22 of the Bylaws, which addresses the powers of the Board of Executive Officers, to determine in its paragraph 2 that the General and Executive Officer shall carry out urgent acts ad referendum of the Board of Executive Officers, as follows:

Paragraph 2 – Except for the cases provided for in paragraph 4 and pursuant to the provisions herein, the Company may be legally bound in the following cases: i) the combined signature of two (2) Officers, except for urgent matters, in which the sole signature of the Chief Executive Officer or of the General and Executive Officer will be authorized “ad referendum” of the Board of Executive Officers, pursuant to article 23, A-5 and B-4 hereof; (ii) the signature of one (1) Officer together with one (1) Attorney-in-fact; and iii) the signature of two (2) Attorneys-in-fact provided that they are invested with special powers to do so.

4.2.3 – Duties of the Executive Officers, in accordance with the Board of Executive Officers’ new composition: The Board of Directors approved the new wording proposal of article 23 of the Bylaws, which addresses the specific duties of the Executive Officers, as follows:

“Article 23 – The specific duties and responsibilities of the Executive Officers are as follows:

A - Chief Executive Officer:

1. Represent the Company in and out of court, before shareholders and the public in general, and may appoint attorneys-in-fact together with other Officer and appoint representatives, establish the powers of other Officers for carrying out specific acts;

2. Follow and oversee the implementation of the Board of Directors resolutions, regarding its activities and duties;

3. Set forth guidelines and oversee institutional relations activities, including the regulation and external communication; audit services and Fundação Telefônica, as well as to oversee the activities of the Chief Financial Officer and the General Secretary and Legal Officer;

4. Call the Board of Executive Officers meetings to discuss issues related to its activities and duties;

5. Carry out urgent acts "ad referendum" of the Board of Executive Officers, and

6. Perform other activities that are determined by the Board of Directors.

B- General and Executive Officer;

1. Set forth the guidelines, coordinate and oversee the Company’s activities related to: (a) strategy and new business; (b) funds; (c) coordination and follow-up: (d) Companies: (e) Individual Market; (f) Network; (g) Systems and (h) Services to Clients;

2. Follow and oversee the implementation of the Board of Directors resolutions, regarding its activities and duties;

3. Call the Board of Executive Officers meetings to discuss issues related to its activities and duties;

4. Carry out urgent acts "ad referendum" of the Board of Executive Officers, and

5. Perform other activities that are determined by the Board of Directors.

C – Chief Financial Officer:

1. Set forth the guidelines and oversee the Company’s activities in the financial and economic area, as well as to oversee the management of private pension funds: 2. Establish, as the case may be, the powers of the other Officers to carry out specific acts; 3. Represent the Company as set forth herein; 4. Oversee the activities of the Investor Relations and Controllership Officer; and 5. Perform other activities established by the Board of Directors and/or Shareholders’ Meeting.

D - Investor Relations and Controllership Officer:

1. Set forth the guidelines and oversee the Company’s activities in the accounting, management control and control of Company’s securities areas; 2. Represent the Company before the Brazilian Securities and Exchange Commission (CVM), the stock exchanges and other oversight agencies of the capital markets; 3. Establish, as the case may be, the powers of the other Officers to carry out specific acts; 4. Represent the Company as set forth herein; and 5. Perform other activities established by the Board of Directors and/or Shareholders’ Meeting.

E - General Secretary and Legal Officer:

1 Set forth the guidelines and oversee the Company’s activities in the legal area in general;

2 Establish, as the case may be, the powers of the other Officers to carry out specific acts:

3 Represent the Company as set forth herein; and

4 Perform other activities established by the Board of Directors and/or Shareholders’ Meeting.

F – Officers without portfolio:

1. Perform the individual duties and responsibilities established by the Board of Directors;

2. Sign together with another Officer the documents and acts that require the signature of two Officers; and 3. Represent the Company as set forth herein.

4.2.1 – Name of the position of Chief Executive Officer and consolidation of the Bylaws: Considering the proposal approved herein to change the name of the position of President to Chief Executive Officer, this name shall be adjusted in all other statutory documents that mention this position. And the Consolidated Bylaws shall also be approved at the Shareholders’ Meeting.

4.3. Appoint the Executive Officers, according to the new composition to be submitted to the Extraordinary General Meeting: After the Committee of Appointments, Maturities and Corporate Governance spoke, the Board of Directors resolved to appoint the Officers that shall be elected at the Board of Directors Meeting to be held after the resolutions made by the shareholders at the Extraordinary General Meeting, if the proposal herein is approved, for the new positions that will comprise the Company's Board of Executive Officers:

4.3.1 Considering the new name of the position of Chief Executive Officer (former position of President), the current President Antonio Carlos Valente da Silva, Brazilian citizen, married, electric engineer, Identification Document (CREA RJ) no. 31.547-D, inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 371.560.557-04, resident and domiciled in the capital of the state of São Paulo, with commercial address at Rua Martiniano de Carvalho, 851, São Paulo, was appointed.

4.3.2 Mr. Luis Miguel Gilpérez López, Spanish citizen, married, industrial engineer, with Foreigner ID Card (RNE) no. V735346-V and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 059.577.907-70 and Spanish passport no. AAC542521 valid until May 3, 2012, resident and domiciled in the city of São Paulo - Brazil, with commercial address at Avenida Roque Petroni Junior, 1464 – 6º andar – lado B – Morumbi for the position of General and Executive Officer. Mr. López shall only be invested in office after the request for holding cumulative positions filed with the Registration Department of the Federal Police is approved, upon the approval of the Immigration Commission of the Ministry of Labor.

4.3.3 Mr. Breno Rodrigo Pacheco de Oliveira, Brazilian citizen, married, lawyer, Brazilian Bar Association ID (OAB/RS) under no. 45.479 and inscribed in the roll of individual taxpayers (CPF/MF) under no. 711.936.930-04, resident and domiciled in the capital of the state of Rio de Janeiro, with commercial address at Av. Ayrton Senna, 2200, 2º andar, Barra da Tijuca, Rio de Janeiro was appointed for the position of General Secretary and Legal Officer.

4.3.4 Mr. Gilmar Roberto Pereira Camurra, Brazilian citizen, married, business administrator, ID Card (RG) no. 7.990.926-7 SSP/SP, inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 810.374.908-78, resident in the city and state of São Paulo, with commercial address at rua Martiniano de Carvalho, 851, São Paulo – SP for the position of Chief Financial Officer (former position of Financial and Investor Relations Officer).

4.3.5 Mrs. Cristiane Barretto Sales, Brazilian citizen, married, business administrator, ID Card (RG) no. 02714796-71 – SSP/BA, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 405.908.015-20, resident and domiciled in the city and state of São Paulo, with commercial address at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, CEP 04707-000 for the new position of Investor Relations and Controllership Officer:

We state that Board members Antonio Carlos Valente da Silva and Luis Miguel Gilpérez Lopez abstained from voting on their own appointments for the positions of Chief Executive Officer and General and Executive Officer, respectively.

The Board of Directors authorized the call of the Extraordinary General Meeting to discuss the matters under its responsibilities.

Finally, the Board of Directors resolved to revoke the supplementary powers of the Board of Executive Officers approved at its 178th meeting, held on May 19, 2010.

There being no further business to discuss, this meeting was adjourned for the drawing up of these minutes by the Board Secretary, which was approved and signed by all attending Board members and were included in the signature book. São Paulo, May 10, 2011.

Antonio Carlos Valente da Silva
Chairman of the Board

Luis Miguel Gilperez López

Fernando Xavier Ferreira

Francisco Javier de Paz

Guillermo José Fernández Vidal

Iñaki Urdangarín
Represented by Antonio Carlos Valente da Silva, per statement of vote

José Fernando de Almansa Moreno-Barreda

José Manuel Fernandez Norniella

Juan Carlos Ros Brugueras

Luciano Carvalho Ventura

Luis Javier Bastida Ibarguen

Luiz Fernando Furlan

Miguel Angel Gutiérrez Méndez

Narcís Serra Serra

Antonio Viana-Baptista
Represented by Antonio Carlos Valente da Silva, per statement of vote

Fernando Abril-Martorell Hernandez
Represented by Antonio Carlos Valente da Silva, per statement of vote

Fabiane Reschke
Secretary of the Meeting

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 13, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director